

July 31, 2013

Via E-mail
Mr. Jazy Zhang
Chief Financial Officer
Giant Interactive Group Inc.
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People's Republic of China

     Re: **Giant Interactive Group Inc.**
                 Form 20-F for the Fiscal Year Ended December 31, 2012
                 Filed April 18, 2013
                 File No. 001-33759

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Revenue Recognition, page 58

1.   We note your disclosure on page 59 that permanent virtual items are recognized over the estimated lifespan of the virtual item if estimable and if not then revenue is recognized over the estimated lifespan of the game. Please tell us what consideration you gave to

disclosing the average estimated useful life of your perpetual virtual items and your games. Alternatively, you may disclose a range of the estimated useful lives.

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 64

2.   We note that your PRC subsidiaries are permitted to pay dividends only out of its retained earnings as determined in accordance with PRC accounting standards and that there are significant differences that relate to revenue recognition and the related impact on deferred taxes. Please revise your disclosures in future filings to quantify the difference between retained earnings calculated pursuant to PRC accounting standards and retained earnings presented in your financial statements.

3.   We note your disclosure on page 25 that cash transfers from your PRC subsidiaries to subsidiaries outside of China are subject to PRC government control of currency conversion. We also note your disclosure on page 65 of the amount of cash held by PRC subsidiaries that is available for distribution. In future filings, please disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of PRC. For entities within China, disclose the amount of cash held by VIEs separately from the amount of cash held by other entities.

4.   In describing the restrictions on the transfer of cash flows or other assets in response to the comment above, please tell us how you considered each of the following:

- The requirement to obtain SAFE approval for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, as disclosed on page 78;

- Whether the amount of assets that can be transferred out of the VIE is limited to the amount owed under the annual service fee calculated under the under the Technical Consulting and Service Agreements, as disclosed on page F-14; and

- The requirements to make appropriations to the statutory reserves, as disclosed on page F-64.

Item 18. Consolidated Financial Statements

Note 1. Organization and Nature of Operations, page F-9

5.   We note that in 2012 Juhe Network changed from a subsidiary of the Company to a subsidiary of the VIE, Giant Network, through Giant Network purchasing 51% of Juhe

Network's equity interest from the Company. Please explain your accounting for this transaction and refer to the authoritative guidance you relied upon.

Note 2. Summary of Significant Accounting Policies

2) Consolidation, page F-13

6.   It is being reported that recent PRC court and arbitral rulings concerning VIEs constitute negative developments regarding the use of VIE arrangements in China. We are referring to the CIETAC arbitral decisions invalidating VIE arrangements in online gaming and the ruling of the Supreme People's Court on the Chinachem Financial Services matter. Please tell us the following:

   a)   How these rulings may impact your business or operations;

   b)   Whether there are any other rulings relevant to the use of VIEs in China and how those may impact your business or operations;

   c)   How these developments will affect your disclosures; and

   d)   The nature of any formal or informal communications with governmental entities regarding your use of VIE arrangements to avoid violating restrictions on foreign investment. If you have not had any such communications, explain why.

7.   We note on pages 51 and 52 that your exclusive technical consulting and service agreements with Giant Network are determined on an arms-length and reasonable basis with reference to the costs and expenses incurred by Zhengtu Information and Giant Network. Please explain to us how Giant Network meets the definition of a VIE. Cite the pertinent guidance in ASC 810-10, including 810-10-55-37(a), to support your analysis.

8.   We note on page F-15 that each of the equity holders of Giant Network has signed an irrevocable Power of Attorney to grant Zhengtu Information's designee, Mr. Yuzhu Shi, the power to exercise all the voting rights of such shareholder. The power of attorney in exhibit 10.7 to your Form F-1 filed October 18, 2007 appears to grant the power of attorney to Mr. Yuzhu Shi. Please tell us how the power of attorney provides you with power and not Mr. Yuzhu Shi. If there any other contracts that convey power to you, please describe their pertinent terms to us.

9.   Please identify for us the individuals of the board of directors and management and legal representatives of Giant Network, Zhengtu Information, and Giant Interactive Group Inc. For each of those identified, tell us their percentage of ownership and beneficial voting interest in each entity. Also, tell us whether there are any relationships among those identified (e.g., contractual, familial, business, or otherwise).

10.   Please tell us how the management of Giant Interactive Group Inc., Zhengtu Information and Giant Network are hired, terminated, and compensated.

11.   Please tell us how and why directors and management can be removed or appointed at each level in your organization. In your response, tell us whether Mr. Yuzhu Shi has the ability to unilaterally remove and appoint directors by virtue of his 54.8% voting power. If the board votes on removal of a board member, tell us whether the board member subject to that vote is entitled to vote.

12.   Please tell us what matters are required to go to the board for approval and how decisions are approved at the board level.

13.   We note on page 67 that your board of directors consists of three independent directors and three non-independent directors. Please tell us how board decisions are made should the board be split.

14.   Please tell us whether there have been any disputes or disagreements between the owners/managers of the VIE and the owners/managers of either Zhengtu Information or Giant Interactive Group Inc. If so, describe to us how they were resolved.

15.   Please tell us how you considered Mr. Yuzhu Shi's voting power of 54.8% of Giant Interactive Group Inc. and 75% ownership of Giant Network (VIE) in determining whether the contractual agreements with the VIE are substantive. In your response, explain how the WFOE would enforce the contracts in the event the VIE breached the contract terms in light of the fact that Mr. Shi has majority voting power in both Giant Interactive Group Inc. and the VIE.

16.   Please describe to us barriers in exercising any of your rights under the contractual agreements.

17.   Please describe to us the importance of Mr. Yuzhu Shi to the operations of the VIE and Giant Interactive Group Inc. In addition, explain to us the extent board approval is required for management decisions he makes.

18.   ASC 810-10-50-5A.d. requires disclosure of qualitative information about the involvement with the VIE. Please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

19.   We note that you disclosed on page F-17 total assets and liabilities. Please expand your disclose to present the carrying amounts and classification of the VIEs' assets and liabilities on a more disaggregated basis, including cash and the intercompany payable to the WFOE for accrued service fees. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

19) Comprehensive Income, page F-27

20.   Please tell us what consideration you gave to disclosing the income tax expense allocated to each component of other comprehensive income. Refer to FASB ASC 220-10-45-12. Also, tell us what consideration you gave to disclosing the accumulated balances for each component of other comprehensive income as required by ASC 220-10-45-14A.

Note 3. Acquisition of a Subsidiary, page F-36

21.   We note your disclosure on pages F-36 – F-38, F-48, F-68 and F-69 that the fair value of certain equity interests, online game software and investments were "based on an independent valuation." Please describe the nature and extent of the valuation specialist's involvement in the determination of the fair value of these items. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

Note 12. Available-For-Sale Securities

(ii) Series A Preferred Shares in MET, page F-47

22.   We note your disclosures regarding your investment in MET. Please tell us the percent ownership you had in MET before and after the reorganization. Tell us how you concluded that classification as available-for-sale was appropriate prior to the reorganization and how cost classification was appropriate after the reorganization and refer to the authoritative audience you relied upon when determining your classification. Also, provide us with a more detailed description of the reorganization and how and why the reorganization was accounted for as a common control transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Stephen Krikorian
Accounting Branch Chief